SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/19/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
604,845

8. SHARED VOTING POWER
152,575

9. SOLE DISPOSITIVE POWER
757,420
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
757,420

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.85%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed September 27, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe that the Company's shares trade at a large discount (currently about 25%) to net asset value. They have proposed that management and the Board consider measures to address the discount including causing the Company to repurchase its shares in the stock market and/or conduct a self-tender offer. Since the Company has more than $160 million in cash (as of September 30, 2012), we think there is no better current investment for the Company than buying its own shares at a sizeable discount.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on August 9, 2012 there were 8,556,480 shares of common stock outstanding as of 06/30/12 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 757,420 shares of SVVC or 8.85% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 9/27/12 the following shares of SVVC were purchased:

Date:		        Shares:		Price:
10/08/12		2		17.2500
10/09/12		6,563		17.3301
10/10/12		34,332		17.3430
10/15/12		1,898		17.3500
10/16/12		1,101		17.3500
10/17/12		7,982		17.3466
10/18/12		13,000		17.3300
10/18/12		14,460		17.3427
10/19/12		18,688		17.3347
10/22/12		13,908		17.2899
10/23/12		7,505		17.2337


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/24/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos